consolidated balance sheets

	September 30,2007	December 31, 2006
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$3,309,367	$1,672,847
Restricted cash	3,159,392	2,160,495
Accounts receivable, net of allowance of $521,570 (December 31, 2006 – $936,731)	2,762,811	5,785,954
Prepayments and deposits	575,348	599,963
Total current assets	9,806,918	10,219,259
Capital assets – net (note 6)	866,754	906,094
Intangible assets – net (note 7)	3,795,711	3,421,717
	$14,469,383	$14,547,070
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$1,000,000
Accounts payable and accrued liabilities (note 12)	4,148,507	4,046,022
Deferred revenue	2,503,068	4,478,026
Deferred tax (note 9)	38,357	174,400
Current portion of other long-term liabilities	–	30,467
Total current liabilities	6,689,932	9,728,915

Contingent liabilities (note 10)
Going concern (note 2)
Shareholders’ equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
50,557,957 (December 31, 2006 – 46,688,624) issued and outstanding	114,926,794	110,635,085
Additional paid-in capital	3,526,487	3,101,201
Warrants	1,403,160	–
Accumulated deficit	(112,010,857)	(108,575,499)
Accumulated other comprehensive loss	(66,133)	(342,632)
	7,779,451	4,818,155
	$14,469,383	$14,547,070

See accompanying notes to unaudited consolidated financial statements.

  22         Third Quarter Interim Report

consolidated statements of loss

	Three Months Ended September 30,		Nine Months Ended September 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Revenues	$3,384,749	$2,819,130	$9,505,175	$8,644,928
Cost of sales	53,546	139,943	156,782	324,171
Gross margin	3,331,203	2,679,187	9,348,393	8,320,757
Operating expenses
Selling general and administrative	(2,439,255)	(2,810,921)	(8,178,743)	(8,296,241)
Litigation and legal (note 10)	(455,849)	(842,767)	(1,327,387)	(2,524,369)
Product research and development	(643,641)	(821,083)	(1,711,497)	(2,940,743)
Depreciation and amortization	(377,528)	(518,598)	(1,290,498)	(1,185,427)
Operating loss from continuing operations	(585,070)	(2,314,182)	(3,159,732)	(6,626,023)
Interest on capital lease obligation	–	(160)	(43)	(687)
Other interest expense	(1,403)	(96)	(4,217)	(150)
Interest and other income	49,320	35,820	161,535	202,249
Loss from continuing operations before undernoted	(537,153)	(2,278,618)	(3,002,457)	(6,424,611)
Recovery of impaired note receivable	–	–	130,931	–
Income taxes (note 9)	(722,659)	(183,381)	(1,196,433)	(716,891)
Loss from continuing operations	$(1,259,812)	$(2,461,999)	$(4,067,959)	$(7,141,502)
Discontinued operations (note 5)	–	(257,910)	–	(893,997)
Gain on disposal of discontinued operations (note 4)	–	–	632,601	–
Net loss	$(1,259,812)	$(2,719,909)	$(3,435,358)	$(8,035,499)
Basic and diluted loss per share from continuing operations (note 12)	$(0.02)	$(0.05)	$(0.08)	$(0.15)
Basic and diluted income (loss) per share from discontinued operations (note 5 & 12)	$–	$(0.01)	$0.01	$(0.02)
Basic and diluted loss per share (note 12)	$(0.02)	$(0.06)	$(0.07)	$(0.17)
Weighted average common shares – basic and diluted	50,557,957	46,676,130	47,819,656	46,440,585
Common shares outstanding, end of period	50,557,957	46,676,130	50,557,957	46,676,130
See accompanying notes to unaudited consolidated financial statements.

Zi Cosrporation 2007          23

consolidated statements of cash flow

	Three Months Ended September 30,		Nine Months Ended September 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,259,812)	$(2,461,999)	$(4,067,959)	$(7,141,502)
Items not affecting cash:
Loss on dispositions of capital assets	33,754	1,464	33,754	4,555
Depreciation and amortization	383,575	534,789	1,309,693	1,215,002
Stock-based compensation expense	219,797	255,785	492,427	741,891
Recovery of impaired note receivable	–	–	(130,931)	–
Decrease (increase) in non-cash working capital
Accounts receivable	(23,194)	360,616	3,023,143	1,286,361
Work-in-progress and inventory	–	–	–	(827)
Prepayments and deposits	(102,373)	(69,358)	24,615	(241,512)
Accounts payable and accrued liabilities	343,696	228,799	102,485	76,292
Deferred revenue	(338,652)	(959,104)	(1,974,958)	(2,169,676)
Deferred tax	(239,472)	–	(136,043)	–
Cash flow used in operating activities	(982,681)	(2,109,008)	(1,323,774)	(6,229,416)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares
and warrants net of issuance cost	–	–	5,533,644	–
Proceeds from exercise of stock options	–	–	94,083	–
Payment of bank indebtedness	–	–	(1,000,000)	–
Payment of capital lease obligations	–	(1,290)	(1,833)	(6,131)
Cash flow from (used in) financing activities	–	(1,290)	4,625,894	(6,131)
Cash flow from (used in) investing activities:
Purchase of capital assets	(109,852)	(70,531)	(230,607)	(294,729)
Software development costs	(540,074)	(300,520)	(1,301,845)	(1,075,770)
Other deferred costs	–	(15,008)	(28,634)	(41,295)
Note receivable from related party	–	(2,802)	–	(127,802)
Recovery of impaired note receivable	–	–	130,931	–
Changes in restricted cash	(610,026)	(545,008)	(998,897)	(1,644,591)
Cash flow used in investing activities	(1,259,952)	(933,869)	(2,429,052)	(3,184,187)
Cash flow from (used in) discontinued operations (note 5):
Operating activities	–	–	–	(131,445)
Financing activities	–	–	–	(106,650)
Investing activities	–	–	632,601	(145,780)
Cash flow from (used in) discontinued operations	–	–	632,601	(383,875)
Effect of foreign exchange rate changes on cash and cash equivalents	59,271	117,889	130,851	70,577
Net cash inflow (outflow)	(2,183,362)	(2,926,278)	1,636,520	(9,733,032)
Cash and cash equivalents, beginning of period	5,492,729	4,702,567	1,672,847	11,509,321
Cash and cash equivalents, end of period	$3,309,367	$1,776,289	$3,309,367	$1,776,289

Components of cash and cash equivalents
Cash	$1,512,835	$1,116,748	$1,512,835	$1,116,748
Cash equivalents	$1,796,532	$659,541	$1,796,532	$659,541
Supplemental cash flow information
Cash paid for interest	$1,403	$256	$4,260	$837
Cash paid for income taxes	$190,102	$263,426	$650,269	$647,847
See accompanying notes to unaudited consolidated financial statements.

  24         Third Quarter Interim Report

notes to the consolidated financial statements
                For the three and nine months ended September 30, 2007 and 2006
                (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1.    Nature of Operations

Zi Corporation (the “Company” or “Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology, and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.    Going Concern Basis of Presentation

As at September 30, 2007, the company had an accumulated deficit of $112,010,857 and incurred a loss of $4,067,959 from continuing operations and used cash in operating activities of $1,323,774 for the nine month period ended September 30, 2007.  Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet obligations and repay liabilities arising from normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern.  The Company intends to achieve profitability through cost containment and revenue growth.  The Company can give no assurance that it will be successful in executing this plan.  Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, the Company completed an essential part of its business plan by completing a private placement for net proceeds of $5,533,644.  For the nine month period ended September 30, 2007 compared to the corresponding period in 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future.  Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.    Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP”). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

Zi Corporation 2007          25

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Archer Education Group Inc. (“Archer”) which has been reclassified and segregated to discontinued operations (see note 5).

The Company consolidates an entity’s financial statements when the Company either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at September 30, 2007 and December 31, 2006, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Other comprehensive income (loss)
Foreign currency gain (loss)	$138,239	$(67,926)	$276,500	$268,258
Other comprehensive income (loss)	138,239	(67,926)	276,500	268,258
Net loss for the period	(1,259,812)	(2,719,909)	(3,435,358)	(8,035,499)
Comprehensive net loss for the period	$(1,121,573)	$(2,787,835)	$(3,158,858)	$(7,767,241)

Revenue Recognition

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recognized in accordance with Statement of Position 97-2 (“SOP”), “Software Revenue Recognition”.  Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized once clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are recorded as earned.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized ratably over the term of the contract.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options, Restricted Stock Units (“RSUs”) and Restricted Stock Awards (“RSAs”).

  26         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards, No. 123(R), “Share Based Payment” (“SFAS No. 123(R)”). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (for example, stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life and expected forfeiture rate of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for RSAs and RSUs in accordance with SFAS No. 123(R), and records the fair value of RSAs and RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

A new stock-based compensation plan was approved by shareholders on July 26, 2007 (see note 8).

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.  The adoption of FIN 48 did not result in a material impact on the Corporation’s financial position or results of operation.  Should the Company incur any interest and penalties related to unrecognized tax benefits, these amounts will be recorded in income tax expense (see note 9).

Restricted cash

At September 30, 2007, the Company held the U.S. dollar equivalent of $3,159,362 (December 31, 2006 - $2,160,495) in Renminbi through one of its Chinese subsidiaries Huayu Zi Software Technology (Beijing) Co. Ltd. (“Huayu Zi”).  Due to Peoples Republic of China (“PRC”) government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company’s various Chinese subsidiaries and are not currently fully available to fund the non-Chinese operations of the Company.  Huayu Zi continues to be profitable and is expected to have a surplus balance within the year.  Once Huayu Zi achieves a surplus balance, a portion of the restricted cash will be available to fund non-Chinese operations through payment of dividends.  If Huayu Zi continues to be profitable, the entire cash balance may become non-restricted.

At September 30, 2007 and December 31, 2006, the Company has classified these funds as restricted.

Recent accounting pronouncements

In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115”.  The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Company has not yet estimated the impact, if any, of the new standard.

Zi Corporation 2007          27

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Securities and Exchange Commission (“SEC”) recently commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at September 30, 2007. However, the Company did in previous years have warrants that meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to its opening accumulated deficit in 2008.

4.    Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer for total proceeds of $632,601.  There were no contingent considerations or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss.  In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007; therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer.  As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the nine month period ended September 30, 2007 (see note 5).

5.    Discontinued Operations

On March 12, 2007, the Company received an offer to purchase its minority interest in Archer.  The offer was presented and approved by the Company’s Board of Directors on March 22, 2007 (see note 4). Because the Company’s management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer had been included in the Company’s consolidated operating loss for the three month and nine month periods ended September 30, 2006. As the Company no longer carries on any related business activities, for the three and nine month periods ended September 30, 2006 Archer’s operating results have been reclassified to discontinued operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues	$–	$–	$–	$555,523
Cost of sales	–	–	–	(22,696)
Operating expenses	–	–	–	(932,678)
Interest income	–	–	–	9,032
Equity interest in significantly influenced company	–	(257,910)	–	(503,178)
Gain on disposal of discontinued operations	–	–	632,601	–
Net income (loss)	$–	$(257,910)	$632,601	$(893,997)

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund its loss.

Archer issued additional share capital which reduced the Company’s proportionate share ownership in Archer below 50% prior to March 31, 2006.  Accordingly, Archer was deconsolidated on February 28, 2006 and accounted for under the equity method there from.

Prior to the completion of the sale, Archer’s operating results had been categorized as the Company’s e-Learning business segment. Through the Company’s discontinued e-Learning business segment, the Company provided e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provided personal and organizational teaching and learning through Canadian based schools.

  28         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

6.    Capital Assets

		Accumulated	Net book
	Cost	amortization	value
September 30, 2007
Computer and office equipment	$3,506,260	$2,652,713	$853,547
Leasehold improvements	648,365	635,158	13,207
	$4,154,625	$3,287,871	$866,754
December 31, 2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094

7.     Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
September 30, 2007
Patents	$1,919,346	$833,387	$1,085,959
Trademarks	77,700	19,425	58,275
Customer agreements	205,479	123,288	82,191
Software development costs	13,711,646	11,142,360	2,569,286
	$15,914,171	$12,118,460	$3,795,711
December 31, 2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

During the three and nine month periods ended September 30, 2007, $540,074 and $1,301,845 (September 30, 2006 - $300,520 and $1,075,770), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended September 30, 2007 includes $260,424 of amortization of deferred software development costs and $43,317 and $10,709, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2006 – $380,026, $40,489 and $9,965, respectively).   Amortization for the nine month period ended September 30, 2007, includes $893,623 of amortization of deferred software development costs and $126,451 and $31,509, respectively, of amortization of patents and trademarks and customer agreements (September 30, 2006 – $741,601, $118,702 and $28,989, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,365,623
2008	1,052,646
2009	510,787
2010	157,147
2011	138,782
Total	$3,224,985

Zi Corporation 2007          29

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The estimated amortization expense includes the amortization of deferred software costs whose products have been commercially released.  The Company has deferred software costs for products pending commercial release.  In addition, the Company continues to defer additional software costs in its ongoing operations.  The additional cost and commercial release dates for these products are uncertain; accordingly, the above table does not include the estimated amortization expense for products pending commercial release.

The company assesses the value of its intangible assets on an annual basis.  In addition the company continually monitors the value of its intangible assets for changes in circumstances including but not limited to: significant underperformance relative to historical or projected results, significant changes in the Company’s business or use of assets, and significant negative industry or economic trends.  Any identified impairments are recorded in the reporting period identified.

8.    Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. Each unit consisted of one share of the Company’s stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share.  As at September 30, 2007, there were 1,709,532 stock purchase warrants outstanding.

Related to the private placement, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit. An additional eight percent is payable on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Both units and warrants issued to the placement agent have been included in the total units and warrants reported above.

Under the terms of the private placement, the units sold in the private placement were subject to statutory restrictions on resale, including hold periods.  The Company was required to register the shares for resale in the United States with the Securities and Exchange Commission.  The registration became effective on May 30, 2007.

Nasdaq Listing

On August 10, 2007, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company was not currently in compliance with the stockholders’ equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B).  The Company applied to transfer its listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market.  The application was approved by Nasdaq and trading on The Nasdaq Capital Market commenced on September 5, 2007.

  30         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock-based Compensation

On July 26, 2007, the shareholders approved a new stock-based compensation plan (“the 2007 Plan”), which replaces and supercedes the previous stock-based compensation plans.  The 2007 Plan provides that stock options, restricted stock awards (in the case of participants subject to taxation in the United States) and restricted stock unit awards (in the case of participants subject to taxation in Canada) may be granted by the Corporation to officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation from time to time up to a maximum of fifteen (15%) percent of the Corporation’s issued capital.  The number of the common shares which may be reserved specifically for issuance in respect of RSAs and RSUs shall not exceed 7,583,693 common shares.  Any expiration, cancellation or exercise of stock options pursuant to the provisions of the 2007 Plan will allow the Corporation to re-grant the options on a continuous revolving and reloading basis.  Any expiration or cancellation of RSAs and RSUs become available for re-granting by the Company.  Any increase in the issued and outstanding common shares will result in an increase in the maximum number of common shares reserved for issuance under the 2007 Plan.  As at September 30, 2007, the Corporation had 50,557,957 common shares issued and outstanding.  Accordingly, 7,583,693 common shares may be reserved for issuance under the 2007 Plan as at that date.  The 2007 Plan is required to be re-approved by shareholders every 3 years.  At September 30, 2007, the Company has 3,788,160 stock options, RSAs, and RSUs (December 31, 2006 – 1,035,619 stock options and nil RSUs) which may be reserved for issuance in the future under the new plan.

Options, RSAs and RSUs awarded under the 2007 Plan may be subject to performance criteria before vesting.  Share compensation expense is recorded if the performance criterion is more likely than not to be achieved.  Share compensation expense is not recorded if the performance criterion is unlikely to be achieved.  Under the terms of the 2007 Plan, options, RSAs and RSUs may be granted at the discretion of the Board of Directors. The option price equals the greater of the 5 day weighted average or closing price of the Company’s shares on the day preceding the date of grant. The options, RSAs and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and nine months ended September 30, 2007, nil and 55,000, respectively, stock options were exercised for proceeds of nil and $94,083.  In the same two periods in 2006, nil and nil, respectively, stock options were exercised.  During the three and nine months ended September 30, 2007, 175,000 and 963,700, respectively, stock options were granted by the Company (September 30, 2006 – 270,000 and 1,393,000, respectively). As at September 30, 2007 and December 31, 2006, the Company has a total of 3,795,534 and 3,950,000 outstanding options, respectively, which expire over a period of one to five years.

During the three and nine months ended September 30, 2007, nil and 37,486, respectively, RSUs were exercised (September 30, 2006, nil and 403,562, respectively), for proceeds of nil and nil, respectively.  In the three and nine month periods ended September 30, 2007, nil and nil, respectively, RSUs were granted by the Company (September 30, 2006, nil and 87,468, respectively). As at September 30, 2007 and December 31, 2006, nil and 49,983 RSUs, respectively, were outstanding. The RSUs vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Compensation expense related to stock options, RSAs and RSUs are based on the fair value of the underlying shares on the date of grant.   Compensation expense related to stock options, RSAs and RSUs granted pursuant to the stock-based compensation plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following assumptions:

	Three months ended	Three months ended
	September 30, 2007	September 30, 2006
Risk free interest rate	4.60%	4.09%-4.11%
Expected term in years	4.0	1.0-3.0
Expected dividend yield	0%	0%
Weighted average volatility	86%	82%
Expected volatility	86%	55% to 103%

Zi Corporation 2007          31

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Nine months ended	Nine months ended
	September 30, 2007	September 30, 2006
Risk free interest rate	3.94%-4.65%	3.89% - 4.23%
Expected term in years	1.0-4.0	1.0-4.0
Expected dividend yield	0%	0%
Weighted average volatility	89%	90%
Expected volatility	86% to 106%	55% to 103%

Stock option, RSU activity and related information for the three and nine months ended September 30, 2007 are as follows:
	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Three months ended September 30, 2007	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	3,725,450	$2.58
Granted	175,000	1.05
Exercised	–	–
Forfeited	(48,166)	(1.88)
Expired	(56,750)	(3.49)
Outstanding, end of period	3,795,534	$2.68	2.96 Years	$–
Exercisable, end of period	2,830,881	$3.00	2.51 Years	$–
Weighted-average fair value of stock options granted during the period				$0.53

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Three months ended September 30, 2006	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,412,518	$3.23
Granted	270,000	0.88
Exercised	–	–
Forfeited	(191,582)	(1.88)
Expired	(230,000)	(11.94)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.31

  32         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Nine months ended September 30, 2007	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	3,999,982	$2.49
Granted	963,700	1.76
Exercised	(92,486)	(1.05)
Forfeited	(48,832)	(1.79)
Expired	(1,026,829)	(2.60)
Outstanding, end of period	3,795,534	$2.68	2.96 Years	$–
Exercisable, end of period	2,830,881	$3.00	2.51 Years	$–
Weighted-average fair value of stock options granted during the period				$0.93

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Nine months ended September 30, 2006	and RSU’s	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	1,480,468	1.49
Exercised	(403,562)	–
Forfeited	(240,790)	(2.26)
Expired	(681,667)	(9.00)
Outstanding, end of period	4,260,936	$2.76	3.01 Years	$67,238
Exercisable, end of period	3,234,520	$3.09	2.52 Years	$57,575
Weighted-average fair value of stock options granted during the period				$0.95

A summary of the status of the Company’s unvested options as at September 30, 2007 and 2006, and changes during the three and nine month periods then ended is presented below:
Three months ended September 30,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value
Unvested, beginning of period	1,054,300	$0.97	1,082,374	$1.17
Granted	175,000	0.53	270,000	0.31
Vested	(216,481)	(0.47)	(147,625)	(1.88)
Forfeited	(48,166)	(0.75)	(178,333)	(1.24)
Unvested, end of period	964,653	$1.06	1,026,416	$0.83

Nine months ended September 30,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value
Unvested, beginning of period	404,499	$0.50	116,166	$2.31
Granted	963,700	0.93	1,480,468	0.95
Vested	(354,714)	(0.70)	(389,385)	(1.29)
Forfeited	(48,832)	(0.72)	(180,833)	(1.75)
Unvested, end of period	964,653	$1.06	1,026,416	$0.83

Zi Corporation 2007          33

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

Three month period ended September 30,	2007	2006
Selling general and administration	$209,152	$140,188
Product research and development	10,645	115,597
Total stock-based compensation expense	$219,797	$255,785

Nine month period ended September 30,	2007	2006
Selling general and administration	$458,230	$445,222
Product research and development	34,197	296,669
Total stock-based compensation expense	$492,427	$741,891

As of September 30, 2007, there was $567,532 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.72 years. The total fair value of shares vested during the three and nine months ended September 30, 2007 was $108,660 and $246,886, respectively.

9.    Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007.  The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.  As of January 1, 2007 and September 30, 2007, the Company did not have any unrecognized tax benefits.

For the three month period ended September 30, 2007, Huayu Zi made provision for income taxes payable as a result of no longer having tax losses available from prior years. The Company has included for the three and nine month periods ended September 30, 2007, income tax expense of $70,381 and $544,155, respectively (for the three and nine month periods ended September 30, 2006 – $183,381 and $716,891, respectively). In addition to this, the Company has also recorded a provision for penalties of $652,278 related to its international transfer pricing in the three and nine months ended September 30, 2007 into income tax expense (for the three and nine month periods ended September 30, 2006 – nil and nil, respectively), which is discussed in detail below.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden.  Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and, 2000 for Sweden.

The Canada Revenue Agency (“CRA”) commenced an examination of the Company’s international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. The Company prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007.  The examination of the submission is still on going and is not expected to be completed until the end of 2008; however, CRA is expected to provide its initial review comments by the end of fourth quarter 2007.  In accordance with FIN 48, the Company has included in its income tax expense for the three month period ending September 30, 2007, a provision for $652,278.  This provision represents potential penalties, assuming the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years. This same methodology is then applied to all tax years that are currently open in Canada. The ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should CRA not assess a penalty for the years currently being audited and should the CRA not audit the other years that remain open, and if they do, choose not to assess a penalty for those years.  Once a final outcome is determined, the Company will adjust its tax provision accordingly.

As of September 30, 2007, and December 31, 2006, the company recorded deferred taxes of $38,357 and $174,400, respectively.  Deferred taxes result from differences in tax reporting with the Company’s Chinese operations.  The Chinese tax authorities require the Company’s Chinese operations to report earnings under PRC GAAP, which differs from U.S. GAAP.  Accordingly, deferred taxes are recorded when the Company’s Chinese operations are adjusted to U.S. GAAP.

  34         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

10.    Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System (“U of T”) filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (‘112 Patent”) in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company’s principal competitor in the text input market and a few are customers of the Company.

The Company was not a named party in the action.  The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company’s efforts the claim against two of its customers were dismissed prior to any defense being filed. Without any admission of liability, the Company agreed as a business decision to assume the defense of five of its customers. Given the costs involved, the Company settled the claims against four of its relatively minor customers. The Company continued to defend the action on behalf of one of its customers.

While the company is not a defendant, the validity of the Company’s licensed software was legally challenged in the U of T filed federal lawsuit.  In order to defend the legitimacy of the licensed software and maintain the relationships with the licensees, the Company made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S. Patent No. 4,674,112 against the Plaintiff,  the U of T, and in favor of all remaining Defendants. This court action is therefore terminated.  The Plaintiff, however, has filed an appeal.  The court has not yet determined whether it will allow the appeal.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Entities (the “Receiver”) to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and the Company subject to certain conditions.  On April 10, 2007, the settlement agreement became effective. Pursuant to the settlement agreement, the parties agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company agreed to deliver mutual releases. Also, as a result of the settlement agreement, Michael E. Lobsinger resigned as a director of the Company.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.    Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi’s product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user’s text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user’s own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone’s full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is an interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary’s country of residence.

Other operating expenses include unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs.  The accounting policies of each of the business segments are the same as those described in note 3.

Zi Corporation 2007          35

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company’s primary operations are located in North America. The Company operates two reportable business segments in four reportable geographic locationss in which those subsidiaries reside:

					Operating profit
					(loss), before
				Other operating	interest and
Three months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Zi Technology	$3,384,749	$369,718	$200,705	$2,658,922	$155,404
Corporate	–	13,857	–	726,617	(740,474)
Total	$3,384,749	$383,575	$200,705	$3,385,539	$(585,070)
Interest expense and interest and other income					47,917
Recovery of impaired note receivable					–
Loss before income taxes					$(537,153)
2006
Zi Technology	$2,819,130	$493,679	$173,288	$3,162,650	$(1,010,487)
Corporate	–	41,110	–	1,262,585	(1,303,695)
Total	$2,819,130	$534,789	$173,288	$4,425,235	$(2,314,182)
Interest expense and interest and other income					35,564
Loss before income taxes					$(2,278,618)

					Operating profit
					(loss), before
				Other operating	interest and
Nine months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Zi Technology	$9,505,175	$1,218,396	$594,085	$8,080,376	$(387,682)
Corporate	–	91,297	–	2,680,753	(2,772,050)
Total	$9,505,175	$1,309,693	$594,085	$10,761,129	$(3,159,732)
Interest expense and interest and other income					157,275
Recovery of impaired note receivable					130,931
Loss before income taxes					$(2,871,526)
2006
Zi Technology	$8,644,928	$1,081,121	$511,050	$10,371,543	$(3,318,786)
Corporate	–	133,881	–	3,173,356	(3,307,237)
Total	$8,644,928	$1,215,002	$511,050	$13,544,899	$(6,626,023)
Interest expense and interest and other income					201,412
Loss before income taxes					$(6,424,611)

  36         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

September 30, 2007	December 31, 2006

	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$4,407,042	$7,886,743	$12,293,785	$4,094,355	$9,520,898	$13,615,253
Corporate	255,422	1,920,176	2,175,598	233,456	698,361	931,817
Total	$4,662,464	$9,806,919	$14,469,383	$4,327,811	$10,219,259	$14,547,070

					Operating profit
					(loss), before
				Other operating	interest and
Three months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Canada	$1,468,210	$316,667	$–	$1,876,086	$(724,543)
China	1,469,041	19,902	200,705	631,765	616,669
USA	362,346	1,457	–	486,803	(125,914)
Sweden	85,152	45,549	–	386,897	(347,294)
Other	–	–	–	3,988	(3,988)
Total	$3,384,749	$383,575	$200,705	$3,385,539	$(585,070)
Interest expense and interest and other income					47,917
Recovery of impaired note receivable					–
Loss before income taxes					$(537,153)
2006
Canada	$1,381,708	$442,925	$–	$2,840,880	$(1,902,097)
China	1,130,283	22,874	173,288	674,577	259,544
USA	234,821	1,682	–	549,118	(315,979)
Sweden	72,318	63,709	–	326,150	(317,541)
Other	–	3,599	–	34,510	(38,109)
Total	$2,819,130	$534,789	$173,288	$4,425,235	$(2,314,182)
Interest expense and interest and other income					35,564
Loss before income taxes					$(2,278,618)

Zi Corporation 2007          37

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

					Operating profit
					(loss), before
				Other operating	interest and
Nine months ended September 30,	Revenues	Amortization	VAT	expenses	other income
2007
Canada	$3,916,563	$1,104,446	$–	$6,225,053	$(3,412,936)
China	4,509,534	59,965	594,085	2,087,230	1,768,254
USA	747,979	4,726	–	1,323,338	(580,085)
Sweden	331,099	134,558	–	1,094,388	(897,847)
Other	–	5,998	–	31,120	(37,118)
Total	$9,505,175	$1,309,693	$594,085	$10,761,129	$(3,159,732)
Interest expense and interest and other income					157,275
Recovery of impaired note receivable					130,931
Loss before income taxes					$(2,871,526)
2006
Canada	$4,212,400	$976,124	$–	$8,734,503	$(5,498,227)
China	3,532,087	78,372	511,050	1,959,687	982,978
USA	684,963	4,793	–	1,808,212	(1,128,042)
Sweden	215,478	144,916	–	958,169	(887,607)
Other	–	10,797	–	84,328	(95,125)
Total	$8,644,928	$1,215,002	$511,050	$13,544,899	$(6,626,023)
Interest expense and interest and other income					201,412
Loss before income taxes					$(6,424,611)

	September 30, 2007			December 31, 2006
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$3,181,195	$3,302,297	$6,483,492	$2,803,787	$4,637,029	$7,440,816
China	291,194	5,989,798	6,280,992	192,608	5,059,157	5,251,765
USA	18,467	361,140	379,607	23,193	246,866	270,059
Sweden	1,171,608	153,239	1,324,847	1,229,044	258,745	1,487,789
Other	–	445	445	79,179	17,462	96,641
Total	$4,662,464	$9,806,919	$14,469,383	$4,327,811	$10,219,259	$14,547,070

  38         Third Quarter Interim Report

notes to the consolidated financial statements
For the three and nine months ended September 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

12.    Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	September 30, 2007	December 31, 2006
Compensation	$1,087,257	$1,285,652
Withholding tax and income taxes payable	1,499,645	876,546
Trade accounts payable	978,560	1,174,585
Accounting and other compliance	447,520	315,641
Litigation and legal	78,092	327,048
Other accrued liabilities	57,433	66,550
Total	$4,148,507	$4,046,022

Loss per share

For the three and nine months ended September 30, 2007, all stock options, RSAs, RSUs and warrants in the amount of 5,505,066 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (September 30, 2006 – 4,260,936).

13.    Subsequent Events

On November 12, 2007, the Company became aware of a lawsuit filed by AutoText Technologies, Inc., claiming, among other things, that its patent has been infringed.  The Company understands that Zi Corporation is one of over 20 defendants named in the suit, although to date, the Company has not been served the lawsuit.  The Company has not been able to determine the impact, scope or relevancy of this suit on Zi at this time.

14.    Reclassification

Certain amounts have been reclassified to conform with the presentation adopted in the current period.

Zi Corporation 2007          39